June 8, 2009

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

> **Re: SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Filed June 4, 2009**
> **File No. 001-33072**

Dear Mr. Dahlberg:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 1. Business, page 1

General

1.   Please expand your discussion of your business products and services in both the government and commercial segments to provide a more meaningful description

of your business activities and related information that is more responsive to the requirements of Item 101(c)(1)(i) of Regulation S-K. You include references in your half-page business description on page 1 to "products," "concepts" and "technical solutions" though the nature of the products, concepts and solutions you provide is not made clear. We note, by contrast, that you provide more concrete examples of your activities, products and services on your website. In addition, if you rely to a material extent on subcontractors, teaming or other partnering relationships, it would appear that this aspect of your business should be discussed in material detail in the business section as should the portion of your business subject to renegotiation of profits or contract termination at the election of the government. Given that the government segment accounted for 95% percent of your revenues in fiscal 2009, we would expect to see more robust disclosure in this area as compared to the commercial segment.

Acquisitions, page 2

2.   Please expand to address how the acquisitions fit in your business plan. We note, for instance, that SM Consulting is a provider of language translation, interpretation and training and that The Benham Companies have competencies in industrial manufacturing and facilities construction. It is not clear from the minimal description of your business on page 1 whether these competencies merely complement existing programs or expand your business in entirely new directions. The business section should provide a meaningful and materially detailed description of your products and services as well as the business purpose for the businesses acquired.

Contract Types, page 2

3.   Tell us what consideration you gave to discussing in quantified terms what portions of your business fell within the various categories with respect to contract type and the advantages and disadvantages of each type for your business. We note your tabular disclosure on page 26 of Management's Discussion and Analysis summarizing revenues by contract type and your risk factor disclosure on page 9. Given that your earnings and profitability may vary based on your contract mix, it would appear that this information is material to an understanding of your business and should perhaps be addressed in the business section. This comment also applies to the three contracting methods discussed under the heading Contract Procurement, which appears on page 2. In this regard, we note discussion in your first quarter earnings call of movement away from single award to IDIQ contracts, especially for the larger contract opportunities that you are targeting as part of your "One SAIC" approach.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

4.   Throughout your discussion of the results of operations, you frequently refer to various factors that have impacted results without quantifying the impact of each factor. For example, you state that government segment revenues increased 14% in fiscal 2009 as compared to fiscal 2008 due continued growth in your defense, intelligence and logistics and product support business areas. As another example, you identify multiple factors that affected growth in your defense and intelligence business areas without quantifying any of those factors. In future filings, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release No. 33-6835. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2009.

5.   In addition, where you experience material increases in revenue, please include a discussion of the extent to which the increases were due to increases in prices versus increases in volume or to the introduction of new products or services. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2009.

Non-GAAP Financial Measures, page 43

6.   We note your disclosures regarding internal revenue growth, a non-GAAP financial measure. Please explain further how including revenues earned by the acquired business prior to the Company's acquisition of such business may be useful in analyzing your internal growth rate. In this regard, tell us how the decisions made by the acquired company's prior management impacts your internal growth rate as currently presented. Further, please revise your disclosures to more clearly explain the following:

•   how management uses this information in monitoring and evaluating your performance;
•   the material limitations associated with use of this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and
•   the manner in which management compensates for these limitations

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.   We note that the Company is a provider of scientific, engineering, systems integration and technical services and solutions. Clarify whether any of these arrangements involve the significant production, modification or customization of software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. Otherwise, tell us how you determined that applying the percentage of completion method of accounting to your contracts is appropriate. In this regard, tell us how you considered footnote 1 of SOP 81-1, which does not permit the use of contract accounting for service contracts.

8.   You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables, and when appropriate, segment the contracts into separate units of accounting for proper revenue recognition. Please tell us the nature of the units of accounting that you account for as a separate and discreet earnings process and describe each type of deliverable included in your multiple element arrangements. Provide support for your conclusions that, among other things, the delivered items have value on a standalone basis. Further, tell us whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions such as operational support. In addition, tell us how revenue is allocated and recognized for each element. Your response should address how you considered the guidance in EITF 00-21, SOP 97-2, and SOP 81-1, as applicable.

Fair Value of Financial Instruments, page F-11

9.   If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Item 15. Exhibits, financial Statement Schedules, page 51

10.   It does not appear that you have filed any material leases with respect to the properties identified on page 15. Please advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Note 1 – Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page 6

11.   Please confirm that effective February 1, 2009 the Company adopted SFAS 157 for all nonfinancial assets and nonfinancial liabilities that are not remeasured at fair value on a recurring basis. Also, tell us how you considered disclosing the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that each filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202)-551-3271 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief